

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Richard J. Poulton
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

  Re: **AAR Corp.**
    Form 10-K for the year ended May 31, 2011
    Filed July 13, 2011
    File No. 001-06263

    Form 10-Q for the quarterly period ended February 29, 2012
    Filed March 26, 2012
    File No. 001-06263

Dear Mr. Poulton:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ David R. Humphrey

        David R. Humphrey
        Accounting Branch Chief